EXHIBIT 99.1

China Hydroelectric Corporation Receives New Tariff Increases for Power
Projects in Yunnan and Fujian Provinces

•	The Dazhaihe hydroelectric power project in Yunnan receives an effective tariff increase of 17%
•	Three more hydroelectric power projects in Fujian province receive tariff increases, the second such tariff increase in Fujian in recent months

NEW YORK, May 21, 2012 /PRNewswire-Asia-FirstCall/ -- China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“China”), today announced the Company has received tariff increases at four more of its hydroelectric power projects. These tariff increases are in addition to the recently announced tariff increases for two other power projects in Fujian province.

The Company has received substantial tariff increases for its Dazhaihe hydroelectric power project (“Dazhaihe”), one of its ten projects located in Yunnan province. Dazhaihe, acquired in April 2011, has 15 megawatts (“MW”) of installed capacity and receives seasonally adjusted tariff rates. The new tariffs for each season represent an effective annual increase of 17% for Dazhaihe.

Furthermore, the Company has received a RMB 0.021 per kilowatt hour tariff increase for the Jinling complex which is located in Fujian Province and consists of three hydroelectric power projects: Dongguan, with 4.8 MW of installed capacity, Qianling, with 10.0 MW of installed capacity, and, Jinjiu, a 3.0 MW project. These three facilities received tariff increases of 7.5%, 8.8% and 7.5%, respectively.

Mr. John D. Kuhns, Chairman and Chief Executive Officer of China Hydroelectric, stated, “We are pleased to receive the increases in tariffs paid to these four projects, particularly because they became effective before the rainy seasons in both Yunnan and Fujian. We are especially pleased with the timing of the substantial seasonal increase for Dazhaihe for the June to October period since it corresponds with Dazhaihe’s peak power generation period. Based on our current precipitation outlook, we expect to see a welcome revenue increase for Dazhaihe, as well as for Dongguan, Qianling and Jinjiu. These tariff increases follow our recent tariff increases for two other power projects in Fujian province, and we look forward to additional tariff increases of varying magnitudes for our other hydroelectric power projects to, among other things, generally keep pace with two tariff increases granted to thermal electric power producers in China in 2011,” concluded Mr. Kuhns.

About China Hydroelectric Corporation

China Hydroelectric is an owner and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company's primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric, please visit the Company's website at http://www.chinahydroelectric.com .

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company's business strategies and plan of operations, the Company's ability to acquire hydroelectric assets, the Company's capital expenditure and funding plans, the Company's operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company's current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company's control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company's relationship with and other conditions affecting the power grids we service, the Company's production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company's cost-control measures, the Company's liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China , and other factors affecting the Company's operations that are set forth in the Company's Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the "SEC") on April 27, 2012 and in the Company's future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:
Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations	Scott Powell, Senior Vice President
China Hydroelectric Corporation	MZ Group
Phone: +1-646-467-9810	Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@mzgroup.us